UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41754

SHARKNINJA, INC.
(Translation of registrant’s name into English)

89 A Street
Needham, MA 02494
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

On August 20, 2025, SharkNinja, Inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC and BofA Securities, Inc., as underwriters (together, the “Underwriters”), and JS&W Global Holding Limited Partnership and JS&W Capital Holding Limited Partnership (together, the “Selling Shareholders”) pursuant to which the Selling Shareholders agreed to sell an aggregate of 5,500,000 ordinary shares, par value $0.0001 per share, of the Company (“Ordinary Shares”), and granted the Underwriters a 30-day option to purchase up to an additional 825,000 Ordinary Shares, at an offering price of $116.00 per share, less underwriting discounts and commissions (collectively, the “Offering”). The Offering closed on August 22, 2025.

The Offering was made pursuant to an effective shelf registration statement on Form F-3ASR (Registration No. 333-289729) and a related prospectus supplement and accompanying prospectus filed with the Securities and Exchange Commission (the “SEC”).

The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

The Underwriting Agreement contains customary representations, warranties, covenants and agreements by the parties, customary conditions to closing, indemnification obligations of the parties, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of the Underwriting Agreement is not complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 to this report on Form 6-K and is incorporated by reference herein.

The information contained in this report on Form 6-K of the Company is incorporated by reference into the Company’s Registration Statements on Form F-3ASR (File No. 333-289729) and into the Company’s Registration Statements on Form S-8 (File No. 333-273518 and No. 333-286263), filed with the SEC, to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.1	Underwriting Agreement, dated as of August 20, 2025, by and among SharkNinja, Inc., J.P. Morgan Securities LLC and BofA Securities, Inc., as underwriters and the several shareholders listed in Schedule II thereto.

5.1	Opinion of Maples and Calder (Cayman) LLP.

23.1	Consent of Maples and Calder (Cayman) LLP (included in Exhibit 5.1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHARKNINJA, INC.

	By:	/s/ Pedro J. Lopez-Baldrich
Date: August 22, 2025		Name: Pedro J. Lopez-Baldrich
Title: Chief Legal Officer